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                             October 7, 2022

       Chris Hollod
       Chief Executive Officer
       Tailwind Acquisition Corp.
       1545 Courtney Avenue
       Los Angeles, CA

                                                        Re: Tailwind
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed September 13,
2022
                                                            File No. 333-267403

       Dear Chris Hollod:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed September 13, 2022

       General

   1. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by
non-redeeming shareholders by including a sensitivity analysis showing a range of
redemption scenarios, including minimum, maximum and interim redemption levels.
   2. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem
their shares may experience in connection with the business
                                                        combination. Provide
disclosure of the impact of each significant source of dilution, including the amount of
equity held by founders, convertible securities, including warrants retained by redeeming
shareholders, at each of the redemption levels detailed in your sensitivity analysis,
including any needed assumptions.
 Chris Hollod
Tailwind Acquisition Corp.
October 7, 2022
Page 2
3. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
4.       It appears that underwriting fees remain constant and are not adjusted based on
         redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
5. Please identify the governmental approvals, including both federal and state approvals, that are necessary for the Business Combination, and the status of such compliance or approval pursuant to Item 3(i) of Form S-4.
6. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
7. We note your disclosure on page 45 regarding Russia's invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of
         Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to
         Russia   s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May
         2022.
Risk Factors, page 19

8. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public
FirstName LastNameChris Hollod
       warrants. Clearly explain the steps, if any, the company will take to notify all
Comapany    NameTailwind
       shareholders,        Acquisition
                     including beneficialCorp.
                                           owners, regarding when the warrants
become eligible
Octoberfor
         7,redemption.
            2022 Page 2
FirstName LastName
 Chris Hollod
FirstName  LastNameChris
Tailwind Acquisition Corp.Hollod
Comapany
October    NameTailwind Acquisition Corp.
        7, 2022
October
Page 3 7, 2022 Page 3
FirstName LastName
9. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
We are an early-stage company with a history..., page 19

10. We note your disclosure that as of December 31, 2021, you had an accumulated deficit of approximately $47.1 million. Please reconcile this with your disclosure on page F-47.
Our business is dependent on a limited number of customers..., page 20

11. We note your business is dependent on a limited number of customers and that for the year ended December 31, 2021, approximately 95% of your revenue came from five customers. To the extent you have material contracts with such customers, please revise in an appropriate place, to include a description of the material terms and file the agreements as exhibits. Please refer to Item 601(b)(10) of Regulation S-K.
The failure of our suppliers to deliver necessary raw materials..., page 22

12. We note your risk factor that your supply chain may be impacted by exchange rate fluctuations, volatility in regional markets from where materials are obtained, changes in the general macroeconomic outlook, global trade disputes, political instability, expropriation or nationalization of property and public health emergencies such as the
         COVID-19 pandemic. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.
We depend on sole source or limited source suppliers..., page 22

13. We note that you rely on a sole supplier for some key components and materials, including laser diodes and optical filters. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.
We currently partner with and in the future may derive a portion..., page 25

14. We note you currently partner with and derive a portion of your revenue from government entities. To the extent material, disclose the portion of your revenue generated by sales to government entities.
 Chris Hollod
FirstName  LastNameChris
Tailwind Acquisition Corp.Hollod
Comapany
October    NameTailwind Acquisition Corp.
        7, 2022
October
Page 4 7, 2022 Page 4
FirstName LastName
There is uncertainty regarding the federal income tax consequences..., page 71

15. We note that your disclosure in this section discusses the uncertainty regarding the federal income tax consequences to holders of Class A Common Stock who exercise their redemption rights. We note also your disclosure on page xviii that you expect that a U.S.
         Holder that exercises its redemption rights will be treated as selling such shares resulting in the recognition of capital gain or capital loss. Please therefore revise your discussion in risk factors to prominently and clearly state your expectation with respect to redemption rights so that it is consistent with your disclosure on page xviii. Information about Tailwind
Voting Restrictions in Connection with Stockholder Meeting, page 97

16. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Information about Nuburu
Intellectual Property, page 125

17. Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product or product line, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and licensed patents. In this regard it may be useful to provide tabular disclosure.
Nuburu Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Factors and Trends Affecting our Business, page 137

18. We note your disclosure that recent inflationary pressures are resulting in global central banks adopting less accommodating monetary policies and increasing interest rates, which could increase the cost of equipment. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
Non-GAAP Information, page 139

19. We note you provide disclosure of a non-GAAP liquidity measure you refer to as "Free
         Cash Flow". We further note your measure does not calculate Free Cash Flow in the generally understood manner, which is cash flow from operating activities, less capital expenditures. Please refer to Question 102.07 of the SEC's Compliance and Disclosure
         Interpretations for Non-GAAP measures and Item 10(e)(ii) of Regulation S-K for guidance on non-GAAP measures and revise your non-GAAP measure accordingly.
 Chris Hollod
FirstName  LastNameChris
Tailwind Acquisition Corp.Hollod
Comapany
October    NameTailwind Acquisition Corp.
        7, 2022
October
Page 5 7, 2022 Page 5
FirstName LastName
Results of Operations
Operating expenses, page 142

20. We note the decrease in sales and marketing expenses is primarily due to the
         "reclassification of service and applications labs personnel to cost of revenue and research and development" in 2022. Please explain why you have not made a conforming change to your 2021 results for these costs.
Security Ownership of Certain Beneficial Owners..., page 150

21.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
22. If true, please revise to prominently disclose that the combined company will be a controlled company, identify the controlling shareholders and the
shareholders    total
         voting power, and include appropriate risk factor disclosure.
23. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Polar Asset Management Partners as required by Item 18(a)(5)(ii) of Form S-4, which refers to Item 6 of
Schedule 14A, which
         requires disclosure pursuant to Item 403 of Regulation S-K.
24. Please provide the information required by Item 201 of Regulation S-K in relation to
         Tailwind Acquisition Corp. shares, including the number of holders. The Business Combination
Background of the Business Combination, page 164

25. We note that the investor presentation referenced on page 168 and filed as Exhibit 99.2 to the 8-K filed August 8, 2022 contained projections with respect to revenue growth. Please revise to include the material projections presented to the board. Please explain the assumptions used in making the projections.
26. We note your disclosure on page 167 that Jefferies notified Tailwind that it would not act in any capacity in connection with the Business Combination and waived its entitlement to deferred underwriting fees. Please provide us with any correspondence between Jefferies and Tailwind relating to its resignation.
27. Please disclose how Jefferies' waiver of the deferred underwriting commissions was
         obtained, why the waiver was agreed to, and clarify the SPAC   s
current relationship with
         Jefferies. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.
 Chris Hollod
FirstName  LastNameChris
Tailwind Acquisition Corp.Hollod
Comapany
October    NameTailwind Acquisition Corp.
        7, 2022
October
Page 6 7, 2022 Page 6
FirstName LastName

28. Please describe what relationship existed between Jefferies and Tailwind after the close of the IPO, including any financial or merger-related advisory services conducted by
         Jefferies. For example, clarify whether Jefferies had any role in the identification or evaluation of business combination targets.
29. Tell us whether Jefferies was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that Jefferies claims no
role in the SPAC   s
         business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.
30. Please tell us whether you are aware of any disagreements with Jefferies regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Jefferies was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Jefferies is waiving such fees and disclaiming responsibility for the
         Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
31. Disclose whether Jefferies provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Jefferies was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Jefferies has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
Interests of Tailwind   s Directors and Officers in the Business Combination,
page 171

32. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
33. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This
         could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
34.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
 Chris Hollod
Tailwind Acquisition Corp.
October 7, 2022
Page 7
Description of New Nuburu Capital Stock
Warrants, page 237

35. We note your disclosure that the exclusive forum provision contained in the Warrant
         Agreement applies to claims under the Securities Act. Section 9.3 of the Warrant
         Agreement is silent as to claims brought under the Securities Act. Please revise for clarity and consistency. In addition, please include a risk factor addressing the risks associated with the exclusive forum provision.
Material U.S. Federal Income Tax Consequences, page 245

36. We note that the Business Combination Agreement indicates that the parties intend that the merger will qualify as a reorganization within the meaning of
Section 368(a) of the
         Code. Please revise your disclosure beginning on page 245 to address
Section 368(a) and
         any consequences to shareholders. Please also make similar revisions to the Questions and Answers section beginning on page xi. To extent that you intend to file a short form tax opinion as Exhibit 8.1, please also revise your disclosure on page 245 to reflect the fact that the discussion reflects the opinion of counsel and is not solely a "summary."
Tailwind Acquisition Corp Financial Statements
Note 10. Subsequent Events, page F-38

37. You state the Company has evaluated subsequent events and transactions that occurred after the balance sheet date, up to the date the interim financial statements were issued. It appears you should update your footnote to disclose the results of the Extension
         Redemptions.
Report of Independent Registered Public Accounting Firm
Nuburu, Inc., page F-42

38. Please obtain and provide with your next amendment, a signed audit opinion from your independent auditor.
Nuburu, Inc. Financial Statements
Note 15: Subsequent Events, page F-61
FirstName LastNameChris Hollod
39. Your disclosure states you have evaluated subsequent events through "XXX". Please
Comapany    NameTailwind
       include              Acquisition
                the actual date           Corp.you have evaluated subsequent
events as they relate
                                though which
Octoberto7,your
            2022annual
                  Page audited
                        7       financial statements.
FirstName LastName
 Chris Hollod
FirstName  LastNameChris
Tailwind Acquisition Corp.Hollod
Comapany
October    NameTailwind Acquisition Corp.
        7, 2022
October
Page 8 7, 2022 Page 8
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kevin Stertzel at (202) 551-3723 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Danielle Scalzo